

March 20, 2014

Via E-mail
Ron Tanski
President and Chief Executive Officer
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

      Re: National Fuel Gas Company
                Form 10-K for the Fiscal Year Ended September 30, 2013
                Filed November 22, 2013
                File No. 1-3880

Dear Mr. Tanski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8 Financial Statements and Supplementary Data, Page 71

Notes to Consolidated Financial Statements, page 77

Note A – Summary of Significant Accounting Policies, page 77

Stock –Based Compensation, page 84

1. Please show us how to reconcile your disclosures regarding stock-based compensation expense in the last paragraph on page 84 and excess tax benefits recognized in additional paid-in capital in the first paragraph on page 85 to the non-cash transaction amounts disclosed in the consolidated statements of cash flows.

<u>Note C – Regulatory Matters, page 88</u>

2. We note your disclosure that you generally do not earn a return on regulatory assets. Please tell us your consideration of disclosing the remaining recovery periods of each regulatory asset on which you do not earn a current return. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, please explain to us why you believe they are probable of recovery in the future. Refer to ASC 980-340-50-2.

<u>Note I – Commitments and Contingencies, page 118</u>

<u>Environmental Matters, page 118</u>

3. We note that you accrued estimated environmental clean-up costs related to former manufactured gas plant sites and third party waste disposal sites and that the accrued liability includes an estimated minimum liability for remediation of the New York manufactured gas plant site. Please tell us your consideration of disclosing an estimate of the amount or range of reasonably possible losses in excess of amounts accrued or that the amount cannot be estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Karen Camiolo, Controller